

April 5, 2013

<u>VIA E-Mail</u>
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

  Re: Hospitality Properties Trust
     Form 10-K for the year ended December 31, 2012
     Filed on March 1, 2013
     File No. 001-11527

Dear Mr. Mark L. Kleifges:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jennifer Monick

        Jennifer Monick
        Staff Accountant